Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Earnings:
Income (loss) before income taxes	$56	$97	$105	$148
Less: capitalized interest	(1)	$(1)	(3)	(3)
Add: fixed charges	71	71	210	212
Amortization of capitalized interest	—	—	1	1

Adjusted earnings	$126	$167	$313	$358

Fixed charges:
Interest expense	$43	$43	$127	$129
Amortization of debt costs	2	2	6	6
Rent expense representative of interest	26	26	77	77

Total fixed charges	$71	$71	$210	$212

Ratio of earnings to fixed charges	1.78	2.36	1.49	1.69